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                      [GERBER PRODUCTS COMPANY LETTERHEAD]

                                                                    May 27, 1994

To Our Shareholders:

     I am pleased to inform you that, on May 21, 1994, Gerber Products Company entered into an Agreement and Plan of Merger with Sandoz Ltd. and SL Sub Corp., an indirect wholly owned subsidiary of Sandoz, pursuant to which SL Sub has commenced a cash tender offer to purchase all of the outstanding shares of Gerber Common Stock for $53.00 per share. Under the Agreement, the Offer will be followed by a Merger in which any remaining shares of Gerber Common Stock will be converted into the right to receive $53.00 per share in cash, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT GERBER SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. Having reviewed the best course for our Company, we are enthused about the prospect of further expanding the Gerber franchise as part of the Sandoz Group.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinions of Goldman, Sachs & Co. and Wasserstein Perella & Co., Inc., Gerber's financial advisors, that the consideration to be received by the holders of Gerber Common Stock in the Offer and the Merger is fair to such holders.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated May 27, 1994, of SL Sub Corp., together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully.

                                          Sincerely,

                                          Alfred A. Piergallini
                                          Chairman of the Board,
                                            President and Chief
                                            Executive Officer